OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPON


10035645

EXCHANGE COMMISSION
TON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-65898

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
BLC Financial Services, Inc.

Official Use Only
Firm ID No. 126638

Address of Principal Place of Business:
(Do not use P.O. Box No.)

600 West Chicago Avenue
(No. and Street)

Chicago	Illinois	60610
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Bill Stewart — (317) 817-5073
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name—if individual, state last, first, middle name)

101 West Washington Street	Indianapolis	Indiana	46204
(Address)	**City**	**State**	**(Zip Code)**

Check One:
x Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, John William Stewart, swear (or affirm) that to the best of our knowledge and belief the accompanying financial statements pertaining to the firm of BLC Financial Services, Inc. as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

John William Stewart

John William Stewart – Assistant VP & Financial Operations Principal

Mary C Untrauer 1/18/2013

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

BLC Financial Services, Inc.

Financial Statements and Schedules

For the year ended December 31, 2009

BLC Financial Services, Inc.

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
41 S. High Street
Suite 2500
Columbus, OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Bankers Life and Casualty Company)

In our opinion, the accompanying balance sheet and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BLC Financial Services, Inc. (the "Company") at December 31, 2009, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3, the Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 22, 2010

BLC Financial Services, Inc.
Balance Sheet
December 31, 2009

Assets:	
Cash and cash equivalents	$1,965,535
Accounts receivable from affiliate	100,522
Federal deferred taxes receivable from affiliate	6,571
Other assets	7,953
Total assets	$2,080,581
Liabilities:	
Federal income taxes payable to affiliate	$ 108,410
State taxes payable to affiliate	1,069
Accounts payable	803
Total liabilities	110,282
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	58,532
Retained earnings	1,911,766
Total stockholder's equity	1,970,299
Total liabilities and stockholder's equity	$2,080,581

The accompanying notes are an integral part
of the financial statements.

BLC Financial Services, Inc.
Statement of Operations
for the year ended December 31, 2009

Revenues:	
Commission income	$ 986,445
Expenses:	
Audit fees	16,000
Management fees	12,000
Licenses and fees	8,253
Other expenses	2,638
Total expenses	38,891
Net income before income taxes	947,554
Income tax expense	333,741
Net income	$ 613,813

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2009

Common stock:	
Balance, beginning and end of year	$ 1
Additional paid-in capital:	
Balance, beginning and end of year	58,532
Retained earnings:	
Balance, beginning of year	1,297,953
Net income	613,813
Balance, end of year	1,911,766
Total stockholder's equity	$1,970,299

The accompanying notes are an integral part
of the financial statements.

BLC Financial Services, Inc.
Statement of Cash Flows
for the year ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 613,813
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable from affiliate	(9,373)
Increase in other assets	(1,961)
Increase in accounts payable	803
Increase in state taxes payable	1,012
Increase in federal deferred taxes receivable	(6,571)
Increase in federal income taxes payable	32,932
Net cash provided by operating activities	630,655
Cash and cash equivalents at beginning of year	1,334,880
Cash and cash equivalents at end of year	$1,965,535

Supplemental cash flow information:

Income taxes paid under tax sharing agreement - $308,417

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Notes to Financial Statements

1. **General:**

BLC Financial Services, Inc. (the "Company") was incorporated on March 17, 2003 and is a wholly-owned subsidiary of Bankers Life and Casualty Company ("Bankers") which is an indirect wholly-owned subsidiary of Conseco, Inc. ("Conseco"). Conseco is a financial services holding company with subsidiaries operating throughout the United States.

The Company was established as a securities broker dealer so agents of Bankers could solicit and sell equity investments and other registered products which are regulated by the Financial Industry Regulatory Authority (FINRA), the regulatory body created after the consolidation of the National Association of Securities Dealers (NASD) and the New York Stock Exchange.

Effective January 1, 2005, the Company and Bankers entered into a five year agreement with an unaffiliated broker-dealer which provides brokerage services related to debt and equity instruments, mutual funds, variable annuities, variable life and financial instruments (collectively referred to as investment products) and fixed annuities, term life, universal life, long-term care and other insurance products (collectively referred to as insurance products). The unaffiliated broker-dealer makes revenue sharing payments to Bankers calculated as a percentage of gross commissions generated from the sale of investment and insurance products. The amount of revenue sharing payments for investment products in excess of certain expenses incurred by Bankers are paid to the Company. The revenue sharing payments for insurance products are fully retained by Bankers. Pursuant to the agreement, the Company earned income of $986,445 during 2009.

The unaffiliated broker-dealer gave 90 days notice on December 31, 2009 to terminate the agreement effective April 1, 2010. The Company is in the process of establishing a relationship with another broker-dealer to provide brokerage services.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i).

Cash and cash equivalents include cash and other investments purchased with original maturities of less than three months. The carrying amount for these instruments approximates their estimated fair value. As of December 31, 2009, the Company's held no cash equivalents. The Company's cash on deposit balance is held with the Bank of New York Mellon and exceeds current FDIC limits of $250,000.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Revenue is recognized as income is earned.

2. **Net Capital Requirements:**

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2009, net capital was $1,855,253 or $1,847,901 greater than the minimum requirement.

3. **Transactions with Affiliates:**

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. In addition, a significant portion of the Company's income is generated through transactions with such affiliates. As such, any material adverse developments regarding the financial condition of such affiliates could have a significant impact on the Company's operations.

The Company has no employees. All services have been provided under an agreement with Bankers. Expenses for such services are based on Bankers' direct and directly allocable costs. Expenses incurred under the agreement totaled $12,000 in 2009.

4. **Income Taxes:**

Pursuant to a tax sharing agreement with Conseco, the Company is included in Conseco's consolidated federal income tax return and certain state income tax returns. Under the agreement, the Company calculates its income taxes as if it were a separate filing company with payment for tax attributes utilized in a consolidated return determined based on the ability of the Company to have benefited from such attributes on a separate entity basis and having historically remitted tax sharing payments equal to such utilization.

The components of income tax expense at December 31, 2009 were as follows:

Current tax provision:	
Federal	$ 330,514
State	3,227
Total income tax expense	$ 333,741

A reconciliation of the U.S. statutory corporate tax rate to the Company's effective tax rate is as follows:

U.S. statutory rate	35.0%
State taxes	0.2%
Effective tax rate	35.2%

Deferred income tax assets at December 31, 2009 were comprised of AMT credit carry-forward of $6,571 and federal net operating loss carry-forwards totaling $1,105 that were offset by a valuation allowance of $1,105.

5. Fair Value Measurements

On January 1, 2008, the Company adopted authoritative guidance which clarifies a number of considerations with respect to fair value measurement objectives for financial reporting. The guidance defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in the guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date and, therefore, represents an exit price, not an entry price. The guidance establishes a three-level hierarchy for valuing assets or liabilities at fair value based on whether inputs are observable or unobservable.

- Level 1- includes assets valued using inputs that are quoted prices in active markets for identical assets. Level 1 securities include highly liquid U.S. Treasury securities, certain common stocks, mutual funds, and cash and cash equivalents.

- Level 2- includes assets valued using inputs that are quoted prices for similar assets in an active market, quoted prices for identical or similar assets in a market that is not active, observable inputs, or observable inputs that can be corroborated by market data. The Company valued no assets classified as Level 2 assets at December 31, 2009.

- Level 3- includes assets valued using unobservable inputs that are used in model-based valuations that contain management assumptions. The Company valued no assets classified as Level 3 assets at December 31, 2009.

The Company's assets subject to this guidance represent cash and cash equivalents and are classified in Level 1.

Schedule 1

BLC Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Net capital:	
Total stockholder's equity from balance sheet	$1,970,299
Less non-allowable assets (affiliated receivables and other assets)	115,046
Less haircuts	-
Net capital	$1,855,253
Aggregate indebtedness	$ 110,282
6-2/3% of aggregate indebtedness	$ 7,352
Net capital and ratio of aggregate indebtedness to net capital:	
Net capital	$1,855,253
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	7,352
Net capital in excess of required amount	$1,847,901
Ratio of aggregate indebtedness to net capital	0.06 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the computation included in the Company's unaudited Part IIA FOCUS filing ("Regulatory Report") as of the same date.

BLC Financial Services, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934.

Schedule 3

BLC Financial Services, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph (k)(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
41 S. High Street
Suite 2500
Columbus, OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Bankers Life and Casualty Company)

In planning and performing our audit of the financial statements of BLC Financial Services, Inc (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
41 South High Street
Suite 2500
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Bankers Life and Casualty Company)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of BLC Financial Services, Inc. (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the nine months ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payments made to SIPC included $150 paid on January 24, 2009 (from Form SIPC-4) and $125 paid on July 23, 2009 (from Form SIPC-6). We obtained check copies (check no. 0077523813 & 000395910, respectively) and compared the amounts paid to the check copies for both payments evidencing amounts were paid. No differences were noted. As of the date of our report, the Company has not paid the amount due on the Form SIPC-7T. However, the Company has indicated payment will be made for the amount of $842 indicated in the draft Form SIPC-7T over which our procedures were performed. It was noted that the Form SIPC-6 was filed in July 23, 2009 and the amount paid has been deducted on the draft Form SIPC-7T.

PRICEWATERHOUSECOOPERS

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $819,248 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c (1), Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $372,275 to the SIPC Assessment - December 2009 file received from management of the Company. The file was agreed to underlying supporting schedules provided by management of the Company. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $446,973 and $1,117, respectively of the Form SIPC-7T. No differences were noted.

   b. Recalculated the mathematical accuracy of the SIPC Assessment - December 2009 file and supporting schedules provided by the management of the Company.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2010